UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December, 2010

STRATA OIL & GAS INC.
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(Registrant’s Name)

918 16th Ave., NW, Suite 408
Calgary, Alberta T2M OK3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Dec-22-2010 - Strata Oil & Gas Announces Contingent Resource

Strata Oil & Gas Inc. ("Strata") (OTC BB: SOIGF), is pleased to announce the release of its Resource Reclassification Report on its 100% owned Cadotte Project in the Peace River Oil Sands area of Alberta, Canada.

Norwest Corporation ("Norwest") of Calgary Alberta completed this independently prepared Resource Reclassification Report (“Report”) on behalf of Strata.  In the report, Norwest concludes that historical pilot testing in the region combined with field testing and ore characterization work that Strata has completed at Cadotte to date, is sufficient to allow Norwest to construct a computer simulation of a pilot design for the testing of Debolt bitumen producibility at Cadotte. It is also sufficient to demonstrate the existence of a carbonate pilot, not previously available, needed for the classification of the recoverable resource estimate for that area as “Contingent”.

 “This upgrade in resource classification solidifies Strata’s position as an industry leader in the carbonates.  Our newly classified Contingent Resource asset has greatly enhanced shareholder value, bringing our 56,000 barrels per day commercial plan a major step forward to fruition.”

“Our attention in the coming months is to forge ahead with securing financing for our production testing phase, and to focus the company’s manpower and resources on bringing the Cadotte project to Reserve status,” said Mr. Daems.

The report prepared by Norwest is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as Contingent Resource. Mr. Geoff Jordan, P. Geol., Senior Geologist of Norwest Corporation and a qualified person as defined by National Instrument 51-101 is responsible for the preparation of the technical information in the report.

On December 20, 2010, Strata (the “Assignor”) entered into an Assignment and Assumption agreement (the “Agreement”) with (the “Assignee”) a private Alberta company in which Ron Daems has a controlling interest, to assign an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements known as the Bearhead Culp leases in the Peace River area of Alberta, pursuant to respective individual lease agreements with the Province of Alberta.  Simultaneous with the execution and delivery of this Agreement, the Assignee paid the Assignor the sum of $300,000 CAD, which amount shall represent full payment and satisfaction for the assignment by the Assignor to the Assignee of the Leases and all rights and obligations with respect thereto.  The Bearhead Culp leases are non-core leases in Strata’s portfolio and are not included in the current Resource Reclassification.  On December 21, 2010 Mr. Charlie Perity tendered his resignation as Director of Strata (the “Company”), effective February 1, 2011.  The Company is not aware of any disagreements between Mr. Perity, and any other officer or director of the Company. We are providing Mr. Perity a copy of this current report concurrent with this filing.  Should any subsequent communications with either party regarding their decision to resign reveal any disagreement between Mr. Perity and the Company, the Board or any executive officer of the Company regarding our operations, policies or practices, we will amend this report accordingly to disclose any such disagreement.

Further technical information regarding the Resource Reclassification is listed below:
CONTINGENT RESOURCE FOR THE CADOTTE AREA BY TARGET ZONE IN MILLIONS OF STOCK TANK BARRELS (MMSTB)
Formation	P90 (Low Estimate)	P50 (Most Likely Estimate)	P10 (High Estimate)
Bluesky/Gething	N/A	N/A	39
Debolt	245	390	571
Elkton	N/A	127	245
Total	245	517	855

The report contains a literature review conducted on data and publications concerning pilot projects carried out in the carbonate of the Grosmont Formation, to better understand the potential behavior of similar carbonate in the Debolt Formation in the Cadotte area. It was found that:

•
The fluid and rock properties are very similar in both the Grosmont and the Debolt Formations, with a tendency to be more desirable in the Debolt because of the somewhat higher reservoir pressure temperature;

•
The numerous thermal projects conducted in the Grosmont Formation have had mixed results with surprisingly high production in some of them, especially when using the Cyclic Steam Stimulation recovery method. This technique is considered very promising for application on the Strata Cadotte Project;

•	Both the Grosmont and Debolt Formations are reported to have “heterogeneous” characteristics that provide high lateral permeability inside ore zones with very high oil saturation;

•
Laboratory tests show high recovery factors with thermal processes, but other methods are also being extensively tested. The most promising appear to be those using solvents. Sonic systems are also being considered;

•	Reservoir simulation seems to confirm the channeling character of the rock in terms of steam and combustion gas behaviour;

•	Current bitumen recovery testing and development activity from carbonate is growing as oil prices make these reservoir types and fluids more economic; and

•
Alternative sources for thermal energy generation are also being considered to exploit carbonate reservoirs, as water consumption costs and carbon dioxide disposal costs may rise significantly in the future.

Contingent Resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.

Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)           Financial Statements of business acquired.                                                                Not applicable
(b)           Pro forma financial information.                                                                                Not applicable
(c)           Exhibits:

99.1 ‘Cadotte Project Resource Reclassification’ as prepared by Norwest Corporation of Calgary, Alberta.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Ron Daems
Name: Ron Daems
Title: President

Date:    December 21, 2010